

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

16 November 2001

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA



82-2083

Dear Sirs

NEW BULK SHIPPING POOL TO OFFER ENHANCED SERVICE

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc



82-2083

Press Release

EMBARGO: NOT FOR PUBLICATION BEFORE 09.00 HOURS (UK TIME) ON FRIDAY 16 NOVEMBER 2001

16 November 2001

NEW BULK SHIPPING POOL TO OFFER ENHANCED SERVICE

The Peninsular and Oriental Steam Navigation Company announced today that Associated Bulk Carriers Limited, the capesize bulk shipping venture in which it has a 50% shareholding, is to form part of a major new pool of capesize tonnage. Apart from ABC, the pool will include ships currently owned, managed or operated by Belships, Bocimar, A P Moeller, OSG and Zodiac Maritime. The pool is expected to be fully operational by early 2002 and will then control some 75 ships totalling in excess of 12 million deadweight tonnes.

The new pool will enable a significantly enhanced service to be offered to customers. As one of the world's largest capesize operations, it will be able to keep pace with the increasing demands of the world's leading steelmakers, power generators and raw material suppliers and traders which have been consolidating. The size of the pool will give greater flexibility and reliability as well as providing for more efficient management.

The pool will be marketed under the name Cape International. The responsibilities of Cape International will be performed by Bocimar and Zodiac Maritime through their respective offices in Antwerp and London. Bocimar will be responsible for spot market negotiations, finance and pool administration. Zodiac will be responsible for customer relations, contracts of affreightment, vessel scheduling and certain spot market business. Representative offices in Singapore, Beijing and Tokyo will be responsible for Far East customer relations. The Chief Executive of Cape International will be Benoit Timmermans, Chief Executive Officer of Bocimar.

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384
Email: communications@p-and-o.com Internet http://www.p-and-o.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

Further Information: Peter Smith, Director, Communications and Strategy
Tel: 020 7930 4343

(ends)

Notes to editors:

1. P&O announced on 27 December 2000 that it had sold 50% of ABC to Eurotower Holdings SA and that ABC would henceforth be operated by Zodiac Maritime. ABC will now form part of the significantly larger consolidation announced today.

2. The 75 capesize vessels that will be operated by Cape International range in size from 122,000 dwt to 210,000 dwt.

3. The parties to the new pool are liaising with the relevant regulatory authorities to ensure compliance with competition law.